

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2012

<u>Via E-mail</u>
Mr. William Dartt
Chief Financial Officer
Cardinal Ethanol, LLC
1554 N. County Road 600 E.
Union City, IN 47390

      RE: **Cardinal Ethanol, LLC**
               Form 10-K for the Year ended September 30, 2011
               Filed December 13, 2011
               File No. 0-53036

Dear Mr. Dartt:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended September 30, 2011</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Critical Accounting Estimates, page 30

2. To the extent that any of your long-lived assets or asset groups have estimated fair values that are not substantially in excess of the carrying values and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results, please provide the following disclosures in future filings:
    - The percentage by which fair value exceeds the carrying value;
    - A description of the assumptions that drive the estimated fair value;
    - A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and
    - A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.
    If you have determined that the estimated fair value substantially exceeds the carrying value for all of your long-lived assets or asset groups, please disclose this determination. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance.

Contractual Cash Obligations, page 34

3. Please revise your table of contractual cash obligations to include the payments you are obligated to make under your interest rate swap agreement. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you have already included these amounts in the long-term debt obligations line item, please revise your disclosure to clarify this. Please also disclose any assumptions used to derive estimated payments under your interest rate swap agreement.

Item 8 – Financial Statements and Supplementary Data, page 37

General

4. We note your presentation of comprehensive income on page 56. FASB ASC 220-10-45-8 requires a statement of comprehensive income that is displayed with the same prominence as your other financial statements. As such, please present your statement of comprehensive income within (1) your statements of operations, (2) your statements of changes in members' equity, or (3) as a separate financial statement. Please revise accordingly.

Note 1 – Summary of Significant Accounting Policies, page 44

General

5. Please disclose in your footnotes the nature of the restrictions on restricted cash, including the length of time the cash is restricted, and tell us what consideration you gave to presenting restricted cash as a non-current asset on the face of your balance sheets.

6. Please disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the general and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of goods sold, please disclose:
    - in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
    - in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross margin, including them instead in a line item such as general and administrative expenses.

7. Please disclose the line item(s) in which you include depreciation and amortization. If you do not allocate a portion of your depreciation and amortization to cost of goods sold, please also revise your presentation to comply with SAB Topic 11:B, which would include revising the cost of goods sold title and removing the gross profit subtotal throughout the filing.

Property, Plant, and Equipment, page 44

8. The range of useful lives for your plant and equipment of ten to forty years is very broad. Please breakout the plant and equipment category into smaller components and disclose the range of useful lives for each revised category. For categories that still have very broad useful lives, please consider separately discussing the types of assets that fall in each part of the range.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3689 if you have questions regarding these comments.

Sincerely,

/s/ Jeffrey Gordon for

John Hartz
Senior Assistant Chief Accountant